Filed by Diamond Foods, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Procter & Gamble Company

Commission File No: 001-00434

The following is a transcript of an interview by Jim Cramer on the television show, Mad Money, with Michael J. Mendes, Chairman, President and Chief Executive Officer of Diamond Foods, Inc., on September 16, 2011.

CRAMER:

If you really believe we’re headed into a slow down you need to own secure recession resistant stocks that work regardless of what’s happening in the economy. Anything you can eat, drink, brush your teeth with or medicate yourself with legally. We only want to own the stocks with the highest quality companies, like Diamond Foods., DMND, maker of Emerald Nuts, Pop Secret Popcorn, Kettle Brand potato chips, and thanks to the brilliant acquisition, earlier this year that hasn’t closed yet, Pringles, making this the second largest snack company in the world after Pepsico Inc, which owns Frito Lay. They reported a complete and utter knockout quarter. Which is why the stock went through the roof today gaining $9 or 11.6%. I hope you’ve been in this one.

We’ve been liking it. Despite hurricane Irene, 9% unemployment, 15% under employs and Deutsch Bank downgrade in July, this company managed to blow away the numbers. Just as important, the conference call was bullish and really smart. With management talking about how the company’s, quote, gaining share through expanded distribution increasing sales velocity and strong performance of new items. This one about the Pringles acquisition from P&G. Quote, “Pringles approximately doubles our snack sales in North America.”

This is why I’m always telling you, you absolutely must listen these conference calls, its part of your homework. Full of information you need to know about the companies you’re investing in. You probably would have sold the stock yesterday if you hadn’t been following the conference calls of late. Diamond may have a new leg of growth ahead of it thanks to the Pringles buy. This is the major brand that may have gotten lost in the crowd of brands at P&G and it may now be getting the attention it needs. How about the quarter? Diamond delivered an 8% earnings, rose 32% year over year and company raised guidance for 2012. The stock is not incredibly cheap. Diamond has given you a double since we got behind it a little less than a year ago, last October $43 and change, stock sells for 27 times next year’s earnings, 17% growth rate, maybe ten richest stocks I follow. I think it’s reasonable given the company’s consistency. We never want to be greedy. Let’s talk to Michael Mendes to learn about what’s happening to this snack food company that hit its 52-week high today. Welcome back to “Mad Money.” How have you been?

MENDES:

Thanks, Jim. How are you?

CRAMER:

You shot the lights out. I want people to understand why that is. It’s not just the nut business. You made a series of acquisitions that are all panning out. Walk us through the transformation that has made it so it’s not a shock that this stock was up 9 bucks today.

MENDES:

Jim, we’re really benefiting from the scale of our collective snack portfolio with Kettle, Pop Secret and Emerald. We are forming a presence in the snack aisle and able to service our retail partners and consumers in a way we never could before as a smaller company. We’re getting the benefit of the scale, getting the benefit of our constant investment in advertising and promotion, and building brand equity that we’re seeing in the results in this last year.

CRAMER:

Let’s talk about this advertising. There are very few companies that I talk to that understand advertising. I was speaking with a CEO the other day, telling him, that his product is better than what he’s selling and he’s not putting his money and advertising how good your product is.

Why are you guys so aware of branding to the point where you actually bought Super Bowl ads that changed the face your company?

MENDES:

You know, snack foods are products that you can influence the consumption by incremental display activity and you need to reach out to your consumers. We have differentiated products that we need to help consumers understand the distinction of our products. We found the best way do that is to speak to the consumers directly. And so as a result of doing that – not only do we help build our products and their brand equity – but we bring interest to the category, which our retail partners value.

CRAMER:

The 20% increase in ad spending, will it be worth it for you guys?

MENDES:

We absolutely believe so. It’s been a proxy of our belief in future growth.

CRAMER:

I know that there were some restrictions on your being able to – I know you can’t gun jump the gun and tell us about the Pringles deal – as it hasn’t closed yet. First, I just want to understand the logistics of a truck coming from Diamond Foods. What will it have in it now versus what it will have in it next year when trying to go to a supermarket and give them the stuff?

MENDES:

For a lot of our retail partners, we have enough scale, we may be able to do full truck loads from our manufacturing facilities. Probably the other 50% of our business we ship our products to a third party warehouse which are strategically located throughout the country and we’ll ship a combined truck from those warehouses to our customers. So we really get some scale efficiency and distribution and we can replenish them with fresh product on a regular basis. It’s going to help the supply chain.

CRAMER:

I learned again – I urge people to listen to conference calls – I learned there is such thing as a flat chip and stack chip and it may be an incredible thing to have both and that supermarkets want both, don’t they, Michael.

MENDES:

You know, when you look outside of the US, like Southeast Asia, the Asian part of the market, there’s quite strong development in stacked chips as a percentage of the market compared to other parts of the world. And in that part of the world, it’s going to be very helpful to have a flat chip and stack chip and that will make us more valuable to our retail partners.

CRAMER:

I came back from Mexico recently. I could only find Pringles on the shelves. You’re a dominant player in Mexico.

MENDES:

Happy to hear that!

CRAMER:

People need to know this deal is going to close and you were very conscious to be able to say there will be 29.1 million shares most likely issued in December, right? Are you sticking with that plan?

MENDES:

That’s right.

CRAMER:

People also want to know if that is not necessarily assurance they won’t have to pay 94 for it, could come in at 60, 90, depends where the stock goes, right?

MENDES:

I think that our equity value is mapped in our earnings on a fully diluted basis for next fiscal year. Jim, we are guiding at 17 to 21% EPS growth on full fiscal year next year which includes the dilution of those issued shares. So I see the shares as valued at the fully issued distribution of shares in terms of the way we’re guiding.

CRAMER:

That’s important for people to know. You’ve never been – you’ve never been a hype artist at all, you are very true to form and continue to beat that. One last question I’m worried about. I happen to have tremendous respect for the CEO of Pepsi Co. I’ve always felt that as long as you were under the radar screen, a small cap situation, they will not get mad at you and try to hurt your margins. Are you not risking of going up against the monster that is Frito-Lay now that you have such scale?

MENDES:

You know, I think, Jim, that all category leaders are hoping that if there’s going to be somebody else on the shelf who will be bringing consumers to the shelf as well. We don’t think we have to beat the biggest guy. We have to beat everybody else. We think we are very strong compared to everybody else. We think we’re going to bring consumers to the shelf and bring them there with premium products that they value and we’re not going to try to compete on price. I think at the end of the day, if we perform well and we bring value to the set, we’re going to be viewed as better than an alternative that will devalue the set. I think that’s how they’re going to view us. That’s my hope.

CRAMER:

That’s a great way to look at it. You always bring me new information and make me like the story more and more. That’s Michael Mendes, Chairman, President CEO of Diamond Foods. Thank you for coming on the show.

MENDES:

Thanks, Jim.

CRAMER:

You got your choice. You can wait, get big equity offering, go in, I don’t like the buy up nine. I never made any money buying up nine, up ten, up 11. But I will tell you this, this company is much bigger than its market cap. Sometimes I say that to you. In other words, the story is so much bigger than the fact that this company, which I think is going to be the other snack food company in this country, is only worth less than $2 billion. That’s a mistake, the market cap should be bigger. I would stay with Diamond. I would stay with Cramer.

Note regarding forward-looking statements

This communication contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, including with respect to the timing of closing the Pringles transaction. Forward-looking statements necessarily depend on assumptions, data or methods that may be incorrect or imprecise and are subject to risks and uncertainties. Actual results could differ materially from projections made in this release. An extensive list of factors that could materially affect our results can be found in Diamond’s periodic filings with the Securities and Exchange Commission (“SEC”). They are available publicly and on request from Diamond’s Investor Relations department.

Additional Information

In connection with the proposed transaction between Diamond and The Procter & Gamble Company (“P&G”), Diamond has filed a registration statement on Form S-4 with the SEC, but this registration statement has not become effective. This registration statement includes a proxy statement of Diamond that also constitutes a prospectus of Diamond, and will be sent to the stockholders of Diamond after it has been finalized. Stockholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about Diamond, Pringles and the proposed transaction. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents (when they are available) can also be obtained free of charge from Diamond upon written request to Diamond Foods, Inc., Investor Relations, 600 Montgomery Street, San Francisco, California 94111 or by calling (415) 445-7444, or from P&G upon written request to The Procter & Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.

This communication is not a solicitation of a proxy from any security holder of Diamond. However, P&G, Diamond and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Diamond Foods, Inc. may be found in its 2011 Annual Report on Form 10-K filed with the SEC on September 15, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Stockholders filed with the SEC on November 26, 2010. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2011 Annual Report on Form 10-K filed with the SEC on August 10, 2011, and its proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on August 26, 2011.